UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)


                                Optibase, Ltd.
                                --------------
                               (Name of Issuer)


              Ordinary Shares, Nominal Value NIS 0.13 per share
              -------------------------------------------------
                        (Title of Class of Securities)


                                  M7524R108
                                  ---------
                                (CUSIP Number)


                              December 31, 2005
                              -----------------
           (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this this Schedule is filed:

[x]          Rule 13d-1(b)

[ ]          Rule 13d-1(c)

[ ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. M7524R108               SCHEDULE 13G          Page 2 of 5 Pages


 1   Name of Reporting Person            BRICOLEUR CAPITAL MANAGEMENT LLC

     IRS Identification No. of Above Person                      13-40036

 2   Check the Appropriate Box if a member of a Group             (a) [ ]

                                                                  (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization         Delaware, United States

   NUMBER OF       5    Sole Voting Power                               0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                        55,029
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                          0
  PERSON WITH
                   8    Shared Dispositive Power                   55,029

 9   Aggregate Amount Beneficially Owned by Each Reporting         55,029
     Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes            [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                 0.4%

 12  Type of Reporting Person                                          IA

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CUSIP No. M7524R108               SCHEDULE 13G          Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

          Optibase, Ltd.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          2 Gav Yam Center
          7 Shenkar Street
          P.O. Box 2170
          Herzliya, 46120
          Israel

Item 2(a).  Name of Person Filing:

          Bricoleur Capital Management LLC ("Bricoleur")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

          12230 El Camino Real, Suite 100
          San Diego, CA  92130

Item 2(c).  Citizenship:

          Delaware, United States

Item 2(d).  Title of Class of Securities:

          Ordinary Shares, Nominal Value NIS 0.13 per share

Item 2(e).  CUSIP Number:

          M7524R108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Exchange Act;

        (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act;

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act;

        (d) [ ] Investment company registered under section 8 of the Investment Company Act;

        (e) [x] An investment adviser in accordance with Rule 13d-
            1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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CUSIP No. M7524R108               SCHEDULE 13G          Page 4 of 5 Pages

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

          Reference is hereby made to Items 5-9 and 11 of page 2 of this
Schedule 13G, which Items are incorporated by reference herein. The securities reflected in Items 5-9 and 11 of page 2 of this Schedule 13G are as of December 31, 2005.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of Bricoleur might be deemed a "beneficial owner" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

          The calculation of percentage of beneficial ownership in Item 11 of page 2 of this Schedule 13G was derived from the Issuer's Proxy Statement filed as Exhibit 99.1 to Form 6-K Report of Foreign Issuer Pursuant to
Rule 13a-16 Or 15d-16 Under the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission on October 5, 2005, in which the Issuer stated that the number of shares of its common stock outstanding as of September 26, 2005 was 13,215,460 shares.

Item 5. Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable.

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CUSIP No. M7524R108               SCHEDULE 13G          Page 5 of 5 Pages

Item 8. Identification and Classification of Members of the Group.

          Not Applicable.

Item 9. Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 BRICOLEUR CAPITAL MANAGEMENT LLC



                                 By:------/s/ Robert M. Poole-------
                                    Robert M. Poole, Chairman of the
                                    Management Board


DATED:  February 10, 2006